Exhibit 99.88

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD ANNOUNCES NEW RESOURCES AT MARLHILL AND
VOGEL DEPOSITS, CONTINUES TO GROW POTENTIAL OF BELL CREEK
COMPLEX

•                  Initial resources at Marlhill and Vogel properties add 182,400 ounces of indicated resources and 168,800 ounces of inferred resources, mineable using Bell Creek infrastructure

•                  New resources bring total National Instrument (“NI”) 43-101 resources at Bell Creek Complex to 433,600 ounces of Measured and Indicated and 1,361,700 ounces of inferred resources (see Table 1)

•                  New resources mainly above 400 metres, previous drilling highlights excellent potential to add ounces at depth

•                  Capital cost study for new 1,500 metre shaft at Bell Creek ongoing as part of pre-feasibility study for 2,500 tonnes per day mining operation

•                  Current resources support minimum 15 year mine life, Company now targeting between 100,000 and 150,000 ounces per year from Bell Creek Complex.

Toronto, Ontario (May 2, 2011) — Lake Shore Gold Corp. (LSG-TSX) (“Lake Shore Gold” or the “Company”) today announced the completion of initial resource estimates for the Company’s wholly owned Marlhill and Vogel deposits at the Bell Creek Complex located in Timmins, Ontario. The combined resources from these properties contain a total of 2,614,000 tonnes of both open pit and underground resources at a combined average grade of 2.17 grams per tonne Au (“gpt”) for 182,400 contained ounces in the indicated category and 1,459,000 tonnes at 3.60 gpt for 168,800 contained ounces in the inferred category.

The resources being announced today are at shallow depths, mainly above the 360 metre level at Marlhill and the 400 metre level at Vogel. All resources at Marlhill were estimated assuming an underground mining scenario while Vogel resources assumed a combination of underground and open pit mining. All open pit resources at the Vogel Project were constrained by a Whittle optimized pit shell. A breakdown of the resources at each location is shown in Table 2.

The resource estimates assume a long-term gold price of US$1,125 per ounce of gold for underground resources and US$1,150 per ounce for open pit resources with gold cut off grades of 2.90 gpt and 0.63 gpt, respectively. The resource estimate for the Bell Creek Mine (released on December 1, 2010) assumed a long-term gold price of US$1,125 per ounce and a gold cut-off grade of 2.20 gpt.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “With the new resources being added at Marlhill and Vogel, and the existing resource at Bell Creek Mine, our total initial resources at the Bell Creek Complex now well exceed the high end of the original target of 1.0 to 1.5 million ounces. Considering our ongoing exploration program in this area and the considerable exploration potential still remaining to depth at all properties, we fully expect to add significant new resources to the solid base we have now established. At the Bell Creek Mine, we also expect to upgrade the existing resource leading to an initial reserve estimate within the next 12 months. We currently have 4 surface and 2 underground drills performing a combination of infill and expansion drilling at the Complex, with a fifth drill about to be added. The three deposits are in close proximity to one another and we expect to realize efficiencies by mining all three using the Bell Creek infrastructure. We are currently studying the capital cost for constructing a 1,500 metre shaft at Bell Creek as part of a pre-feasibility study for a 2,500 tonnes per day mining operation at the Complex, which we expect to support output of 100,000 to 150,000 ounces per year for a minimum mine life of 15 years based on current resources.”

Table 1.*

New Resources (Vogel/Marlhill)

		Capped Grade
Category	Tonnes	(g/t Au)	Oz Au
Measured	—	—	—
Indicated	2,614,000	2.17	182,400
M & I	2,614,000	2.17	182,400
Inferred	1,459,000	3.60	168,800

December 2010 Resources (Bell Creek Mine)

		Capped Grade
Category	Tonnes	(g/t Au)	Oz Au
Measured	410,000	4.51	59,300
Indicated	1,380,000	4.32	191,800
M & I	1,790,000	4.36	251,200
Inferred	8,427,000	4.40	1,192,900

Total Resources (Bell Creek Complex)

		Capped Grade
Category	Tonnes	(g/t Au)	Oz Au
Measured	410,000	4.51	59,300
Indicated	3,994,000	2.91	374,200
M & I	4,404,000	3.06	433,600
Inferred	9,886,000	4.28	1,361,700

*Estimations based on capped grades

Qualified Person

Lake Shore Gold will file Technical Reports that are in compliance with the requirements of NI 43-101 within 45 days of the issue of this news release. Technical reports for the Marlhill and Bell Creek Mine have been prepared by Scott Wilson RPA Senior Geologist Mr. Reno Pressacco, P.Geo., and the report for the Vogel/Schumacher Project is being prepared by Mr. Bob Kusins., P.Geo. and Mr. Ralph Koch, P.Geo. Mr. Kusins and Mr. Koch are employees of Lake Shore Gold and Mr. Pressacco is considered Independent according to the definitions of NI 43-101.

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company with a vision to become a mid-tier gold producer through the successful exploration, development and operation of its properties in the Abitibi Greenstone belt in Northern Ontario and Quebec, starting with its strong base in Timmins, Ontario. In Timmins, the Company is in commercial production at the Timmins Mine, has intersected underground, and is developing along, mineralization at the adjacent Thunder Creek deposit and is advancing an underground advanced exploration program at its Bell Creek Mine. Mine production is delivered to the Company’s wholly owned mill (located on the Bell Creek Property east of Timmins) which has been refurbished and currently has a capacity of 2,000 tonnes per day. The Company continues to invest aggressively in exploration in the Timmins Camp and in its other properties in Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

Forward-looking Statements

Certain statements in this press release relating to the Company’s exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” within the meaning of securities legislation. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in Lake Shore Gold’s most recent Annual Information Form and other regulatory filings which are posted on sedar at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
Lake Shore Gold
(416) 703-6298
Email: info@lsgold.com

Mark Utting

Vice-President, Investor Relations

Lake Shore Gold

(416) 703-6298

Email: info@lsgold.com

Website: www.lsgold.com

Table 2. Estimated Mineral Resources For Vogel and Marlhill Properties

Vogel Resources

Pit Resources

		Capped Grade
Category	Tonnes	(g/t Au)	Oz Au
Measured	—	—	—
Indicated	2,219,000	1.75	125,000
Measured & Indicated	2,219,000	1.75	125,000
Inferred	692,000	1.43	31,700

Underground Resource

Capped Grade
Category	Tonnes	(g/t Au)	Oz Au
Measured	—	—	—
Indicated	—	—	—
Measured & Indicated	—	—	—
Inferred	767,000	5.56	137,100

Marlhill Resources

		Capped Grade
Category	Tonnes	(g/t Au)	Oz Au
Measured	—	—	—
Indicated	395,000	4.52	57,400
Measured & Indicated	395,500	4.52	57,400
Inferred	—	—	—

Total Vogel/Marlhill Resources

		Capped Grade
Category	Tonnes	(g/t Au)	Oz Au
Measured	—	—	—
Indicated	2,614,000	2.17	182,400
Measured & Indicated	2,614,000	2.17	182,400
Inferred	1,459,000	3.60	168,800

Notes:

1. CIM definitions were followed for classification of Mineral Resources.

2. Mineral Resources are estimated at a cut-off grade of 2.9g/t Au for Underground and 0.63g/t Au for Pit Resources.

3. Mineral Resources are estimated using an average long-term gold price of US$1,125 per ounce and a US$/C$ exchange rate of 0.95 and US$1,150 per ounce for Pit Resources.

4. A minimum mining width of approximately two metres was used for Underground Resources.

5. Capped gold grades are used in estimating the Mineral Resource average grade.

6. Sums may not add due to rounding.

7. Mr. Reno Pressacco, M.Sc (A), P. Geo., is the Qualified Person for the resource estimate at Marlhill, with Mr. Robert Kusins, B.Sc., P.Geo., being the Qualified Person for the resource estimate at Vogel.

Figure 1. Location Map

Figure 2. 3D View

BELL CREEK
MARLHILL (600m North)
VOGEL
SURFACE
-300 elv
-600 elv
-900 elv
-1200 elv
OPEN
OPEN
OPEN
OPEN
NI 43-101 Resources
57,400 ozs Indicated
NI 43-101 Pit Resources
125,000 ozs Indicated
31,700 ozs Inferred
NI 43-101 U/G Resources
137,100 ozs Inferred
NI 43-101 Resources
1,192,900 ozs. Inferred
251,200 ozs. M&I
PM-25-5
6.19/6.00
BC-10-94C
5.20/50.60
Incl. 12.59/10.90
V-09-1A
8.97/3.00
4.00/5.20
6437
4.95/4.00
4.87/22.60
Incl. 8.37/11.00
LAKE SHORE GOLD CORP.
3D LONGSECTION
BELL CREEK COMPLEX
(LOOKING NORTH)
Date: April, 2011
Name: